Exhibit 21.1

Subsidiaries of the Registrant

Jurisdiction of Incorporation
Strayer University, LLC	Maryland
New York Code and Design Academy (NYCDA)	Delaware
Capella Education Company	Minnesota
DevMountain, LLC	Utah
NYCDA Realty, LLC	New York
Sophia Learning, LLC	Delaware
CEC RDN, Inc.	Florida
Capella Learning Solutions, LLC	Delaware
Hackbright Academy, Inc.	Delaware
Capella University, Inc.	Minnesota